Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2015

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") for Almaden Minerals Ltd. ("Almaden" or the "Company") has been prepared based on information known to management as of November 13, 2015.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls.  Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board's audit committee meets with management regularly to review the condensed consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements").  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage work programs;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A's and additional information relevant to the Company and the Company's activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov, and/or on the Company's website at www.almadenminerals.com.

HIGHLIGHTS

During the quarter ended September 30, 2015, virtually all of the Company's efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.  Work currently underway includes engineering and environmental baseline studies to meet the requirements of a Pre-Feasibility Study ("PFS"), incorporation of the Rock Creek mill into mine planning activities and the preparation of an environmental permit application and risk assessment for submittal to the Mexican regulatory agency responsible for mine permitting.

On July 31, 2015, Almaden announced that all conditions to the statutory plan of arrangement (the "Plan of Arrangement") were satisfied or waived, and the Spin-Out was effective as at 12:01 a.m. on July 31, 2015.  Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden (each an "Almaden Share") for one "new" Almaden common share (each a "New Almaden Share") and 0.6 common shares (each full share being an "Almadex Share") of Almadex Minerals Limited ("Almadex").  The New Almaden Shares commenced trading on the Toronto Stock Exchange (the "TSX") and the NYSE MKT on August 14, 2015 and the Almadex shares commenced trading on the TSX Venture Exchange on August 14, 2015 and the OTCQB Exchange on October 13, 2015.

As part of the Plan of Arrangement, the following assets were transferred from Almaden to Almadex:

•	A 100% interest in the El Cobre Project in Mexico;
•	Approximately 20 other exploration projects;
•	A 2% NSR on the Tuligtic Property in Mexico, which hosts the Company's Ixtaca discovery;
•	A portfolio of approximately 20 additional NSR royalties on exploration projects in Mexico, Canada and United States identified through Almaden's past prospect generator activities;
•	Equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion ("Gold Inventory"); and
•	Approximately $3,000,000 in cash.

On September 16, 2015, the Company announced that it has issued its inaugural report concerning its community-related activities at the Ixtaca project in Puebla State, Mexico.  Although the discovery of Ixtaca was made in 2010, Almaden has been active in the area since staking the claims in 2001.  All of the Company's interactions with stakeholders during this time have been framed by our guiding principles, which focus on trust and respect, transparency, health and welfare, community building, positive employee relations, good governance, and responsible environmental stewardship.  The Company's involvement with the local communities has accelerated over the past three years as the Ixtaca project has advanced.  Almaden opened a permanent community office in Santa Maria, and in early 2015 the Company built a mobile information module in order to connect with communities located further from the project.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca.  The NI 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone and the updated PEA reported during the fiscal year ended December 31, 2014 will contribute to our on-going engineering studies aimed to result in a PFS.  Advanced engineering studies will be the emphasis of this year's work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.

Background

Over the past 30 years, Almaden has been focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Through this means, the Company has endeavoured to expose its shareholders to discovery and capital gains without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner.  The Company has advanced projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential as was the case at Ixtaca.

The Company expanded this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone on the Tuligtic project before seeking partners for them.  Because the Company has the technical capability to conduct its own geological and geochemical surveys and owned its own geophysical and drilling equipment, it was in a position to quickly eliminate and absorb the cost of projects that failed to show promise after initial testing and was able to negotiate better deals for the few that delivered good results.

More recently, continued success at the Ixtaca zone convinced the Company to initiate a strategic reorganization of its business.  Almaden's early stage exploration projects, royalty interests and certain other assets were transferred to a newly incorporated company, Almadex. Shareholders of the Company received shares in Almadex in proportion to their shareholdings in Almaden.  There was no change to shareholders' existing interests in the Company.

The Company executed the reorganization in order to allow the market to value the Company's flagship Ixtaca gold-silver deposit independently of its early stage mineral exploration and royalty business.  In addition to allowing the Company to continue to focus on developing Ixtaca, the Company is confident that having a separately funded and managed mineral exploration and royalty business within Almadex will accelerate development of these exploration projects and give scope for new acquisitions.

Post completion of this strategic reorganization, Almaden's focus has been on continuing the development of Ixtaca, while Almadex has been continuing Almaden's tradition of advancing grass roots projects through early stages of development.

Overview

Company Mission and Focus

Almaden owns 100% of the Tuligtic project in Puebla State, Mexico.  Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

The Ixtaca Deposit currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.64M ounces of gold and 96.5M ounces of silver.

In September 2014, Almaden reported on a Preliminary Economic Assessment of the Ixtaca deposit, which estimates an economically robust project generating an after-tax IRR of greater than 20% using US$1,200/oz gold and US$18/oz silver prices.  The project would produce an average of 130,000 ounces of gold and 7.8M ounces of silver per year for approximately 12 years.

The September 2014 PEA demonstrates that Ixtaca is one of Mexico's premier precious metals deposits.  Our focus is now on advancing project engineering in a careful and deliberate manner and concurrently optimizing project design, in particular in view of the recently optioned Rock Creek mill.  In addition, significant exploration potential remains at Ixtaca and the Company intends to turn its focus to this aspect of the project as market conditions allow.  The Company's common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Qualified Person

Morgan Poliquin, Ph.D., P.Eng., a qualified person under the meaning of National Instrument 43-101 ("NI 43-101") and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Use of the terms "Mineral Resources" and "Mineral Reserves"

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.
Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as "measured", "indicated", "inferred", and "mineral resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden's website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

On September 14, 2015, the Company reported on the progress of its on-going Pre-Feasibility ("PFS") level metallurgical test work program.  The focus of the ongoing metallurgical test work program has been on the limestone material.  Reported were preliminary, non-optimised results from the leaching flotation concentrates.  Key results of the test work reported included the following:
•	Limestone, representing 73% of the metal contained in the 2014 PEA Base Case pit, and the bulk of the payback material, was tested across a range of gold and silver grades;
•	The results were consistent with past results for limestone with >90% combined gravity and flotation recoveries to a concentrate for both gold and silver;
•	Carbon-in-Leach recoveries of >90% for gold and >95% silver were achieved on limestone concentrate material;
The new gravity/flotation and concentrate leach recoveries are summarised in the following table.
Composite Name	Head Grade		Combined Gravity/Flotation Recoveries		Leach Recoveries on Flotation Concentrate
	Au (g/t)	Ag (g/t)	Au (%)	Ag (%)	Au (%)	Ag (%)
Limestone 4	0.69	23.0	93	89	93	97
Limestone 5	0.84	96.0	90	93	90	98

Combined gravity and flotation test work involved only a single gravity pass prior to flotation and is not yet optimised to maximise gravity recoveries.  Reagent consumptions have yet to be optimised but were within a range supportive of the PEA assumptions.
The ongoing test work program now involves the optimisation of the leaching process.  By way of background, the net revenue values within the base case September 2014 PEA pit, are 73% from limestone, 19% from volcanic ash material and 8% from blackshale.  Mill feed during the initial capital payback period of the PEA mine plan is made up of limestone and volcanic-hosted mineralization.  The work is being carried out at McClelland Laboratories in Reno Nevada, with a parallel gravity focussed program recently initiated at Gekko Systems in Ballarat Australia, under the supervision of independent engineers Moose Mountain Technical Services. Tracey Meintjes, P.Eng. of MMTS, a qualified person under the meaning of NI 43-101 reviewed the technical information in this news release.

The Ixtaca deposit gold and silver mineralisation occurs as electrum (a gold/silver alloy) and gold and silver bearing sulphides in epithermal veins and veinlets cutting carbonate (limestone and shale) and volcanic rocks.  There is negligible disseminated mineralisation in the carbonate rocks which host the majority of the gold and silver vein mineralisation, the remainder of which occurs in the overlying altered volcanic units.  Gold and silver mineralogy vary little within domains and grade varies according to the density of veining.  The detailed mineralogy and geologic observations carried out before metallurgical test work indicated the opportunity to pre-concentrate electrum and precious metal bearing sulphides to create a gold silver concentrate.  The three prior rounds of metallurgical test work, and the work reported today, confirm a likely flow sheet of gravity and flotation to produce a concentrate for either off site refining or subsequent leaching to create a gold-silver doré. Stage 2, now underway, of the current PFS metallurgical test work program is focussed on the development and optimisation of concentrate leaching parameters and additional sample material has been collected to support this work.  Offsite refining of the concentrates will also be evaluated.  Results will be reported once they are received in final form.  The composites were prepared using whole core drill core samples representing the grade ranges and geologic units anticipated in the mine plan.

Apart from the ongoing metallurgical test work program, a number of other development activities have been completed including advanced engineering and environmental baseline studies to meet the requirements of a PFS and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting.  To date Almaden has completed the following studies:

•	Hydrologic studies including the drilling of water test wells and installation of hydrologic equipment for baseline monitoring of existing subsurface water flow and quality on the project site;
•	Baseline surface water quality and flow measurements;
•	Geochemical characterization of rock materials;
•	Condemnation drilling of areas where mine infrastructure is planned;
•	Geotechnical drilling to confirm foundation, footing and subsurface material quality;
•	Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;
•	Ongoing PFS level metallurgical test work described herein;
•	Flora and fauna studies;
•	Installation of a weather station.

On October 19, 2015, the Company announced that it had entered into an option agreement entitling it to purchase assets (the "Assets") which, when taken together, constitute the Rock Creek mill.  The Rock Creek mill is located just outside of Nome, Alaska.  The mill was built to process 7,000 tonnes per day, and includes a three-stage crushing plant, gravity circuit, ball mill, flotation cells and leaching facilities.  Also included in the Assets are conveyors, metallurgical and chemical fire assay laboratories, a water treatment plant, full electrical circuitry including generators, and a number of spare parts for the ball mill and crushers.  The Rock Creek mill only operated for several months before the mining operation was curtailed in 2008 and has been kept in excellent condition during subsequent care and maintenance.

Highlights of the transaction are as follows:

•	Secures option to purchase 7,000 tpd mill for US$6.50M, exercisable over three years with low front end option payments totaling US$500,000 for 2015 and US$250,000 in 2016. Almaden has also agreed to issue, subject to regulatory approval including TSX approval, 407,997 common shares;
•	Reduces the initial capital cost estimate of a "ramp-up" scenario for Ixtaca by approximately US$70 million, from US$244 million to US$174 million;
•	Enhances project economics and financing alternatives for Ixtaca.

On November 9th, 2015 Almaden announced that as a result of a review by the British Columbia Securities Commission, the Company made amendments to the technical report titled, NI 43-101 Technical Report Preliminary Economic Assessment of the Ixtaca Project, Mexico ("the Report") filed on October 9th, 2014.  The Company wishes to clarify that the amendments are not material changes and the Report's data, inputs, interpretation, conclusions and results all remain unchanged

About the Ixtaca Deposit Development Program

Almaden's option to purchase the Rock Creek mill represents a significant development for the Ixtaca project. The Company is now working to integrate this mill into the project development plan in advance of producing a PFS study in 2016.  The Company has selected independent engineers Moose Mountain Technical Services and Knight Piesold Ltd. to prepare the PFS study.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants.  The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities.  Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.
The Company has access to the entire project area and works closely with local officials and residents.  The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit.  For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company's wholly owned drills.  The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca.  The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders.  Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company's exploration and development program.  To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can form their own opinions about mining from direct observation.  The Company invites all interested parties to visit www.almadenminerals.com to review its recently published 2014 Corporate Social Responsibility Report to find out more about its community development, education and outreach programs.

Upcoming / Outlook

The Company plans to continue with engineering work necessary for preparation of a PFS on the Ixtaca deposit, while also working to integrate the Rock Creek mill into mine development studies.  Drilling may also be undertaken on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned

Historically, the El Cobre property formed part of Almaden's larger Caballo Blanco property. Pursuant to an agreement between Almaden and Goldgroup Mining Inc. ('Goldgroup) dated February 5, 2010, Goldgroup gained the right to acquire a 70% interest in Almaden's 100% owned Caballo Blanco project under the condition that a portion of the Caballo Blanco property, the El Cobre property, be transferred to a new entity, owned 60% by Almaden and 40% by Goldgroup.  Subsequently, on October 17, 2011 Almaden closed an agreement with Goldgroup to sell its remaining 30% interest in the Caballo Blanco property and to acquire 100% interest in the El Cobre property, subject to a sliding scale royalty payable to a third party.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

Location and Ownership

The 100% owned El Cobre Project has a total area of 7,456 hectares and is located adjacent to the Gulf of Mexico, about 75 kilometres northwest of the city of Veracruz, Mexico.  Veracruz is a major port city and naval base with an international airport with numerous daily flights to and from Mexico City and other national and international destinations.  The nearest supply centre to the Project is Cardel, a town of 20,000 located approximately 30 km south of the claim block which is accessed via the Pan American Highway located roughly four kilometres by road from the claim boundary.  Less than 10 km northeast of the Project sits Mexico's only nuclear power plant at Laguna Verde and the project is crossed by the electrical power grid.  Water is relatively abundant in small creeks at elevations below 200 metres, throughout most of the year.

Recent Updates

There are four copper-gold porphyry targets within the El Cobre Project: Los Banos, El Porvenir, Norte and Villa Rica along an almost four kilometre trend.  The porphyries are defined by distinct Cu-Au soil anomalies, discrete positive magnetic features and an extensive IP chargeability anomaly.  The largest target area is the Villa Rica zone which has not been drill tested.  Limited RC and diamond drill testing at Los Banos, El Porvenir and Norte has returned wide intercepts of porphyry copper-gold and narrow zones of intermediate sulphidation epithermal gold-silver vein mineralization.

All of the zones remain open along strike and at depth, with numerous drill holes terminating in mineralization.  In addition to the above, several anomalous areas remain untested by drilling, including the Villa Rica Zone that is defined by a strong north-northwest trending magnetic-chargeability high and associated copper-gold soil geochemical anomaly.

During the three months ended September 30, 2015, the Company incurred a total of $46,622 exploration costs respectively on El Cobre compared to and $45,602 during the same period in 2014.  During the nine months ended September 30, 2015, the Company incurred a total of $149,864 of exploration costs on El Cobre, primarily on maintaining the property, compared to $100,728 during the same period in 2014.

Upcoming / Outlook

Drilling to date at El Cobre has been encouraging and several high potential targets remain untested.  An exploration drill program is being prepared by Almadex.

Other properties

(i)  ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.'s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture ("JV") interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

Recent Updates / Outlook

No field work was conducted during 2015.  Further exploration of this project will be resumed when economic conditions are more favourable.

During the three months ended September 30, 2015, the Company spent $Nil on the property compared to $7,555 during the same period in 2014.  During the nine months ended September 30, 2015, the Company spent $6,776 on maintaining the property compared to $15,653 during the same period in 2014.  Given that no further expenditures are planned, the Company recorded a write-down at September 30, 2015 of $6,776 (2014 - $15,653) to a carrying value of $1.

(ii)  Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.  The asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

Recent Updates / Outlook

The Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets.  A drill program has been permitted but will be subject to staff and budget availability carried out by Almadex.

During the three months ended September 30, 2015, the Company spent $Nil on the property compared to $24,524 during the same period in 2014.  During the nine months ended September 30, 2015, the Company spent $382 on maintaining the property compared to $25,144 during the same period in 2014.  Given that no further expenditures are planned, the Company recorded a write-down at September 30, 2015 of $382 (2014 - $Nil) to a carrying value of $1.

(iii) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.  This property is located in the southern interior region of British Columbia, Canada.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.
(iv) Skoonka Creek – B.C., Canada
34.14% interest

The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. The Company recorded a write-down of $Nil in 2015 to a carrying value of $1.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

(v) Merit – B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking.  No further exploration is planned at this time.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

(vi) San Carlos - Mexico
100% owned

The Company purchased a 100% interest in the San Carlos project.  During the three months ended September 30, 2015 the Company recorded a write-down of $465 (2014 - $214).  During the nine months ended September 30, 2015, the Company spent $1,123 on maintaining the property and recorded as a writedown compared to $427 during the same period in 2014.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

(viii) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden's Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in 2009 with encouraging results.  Several targets on the property were drilled by an optionee in 2011.

This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.  More drilling is being considered through Almadex on other highly prospective targets on the property subject to economic and market conditions.  During the three months ended September 30, 2015 the Company spent $11,628 (2014 - $16,144).  During the nine months ended September 30, 2015, the Company spent $23,212 on maintaining the property compared to $35,846 during the same period in 2014.  All costs were written-off to operations.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company's Form 20-F filed on March 31, 2015.

Market volatility for marketable securities

The Company's marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.  Marketable securities were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

Industry

The Company is engaged in the exploration and development of mineral properties which is an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its productions thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations.  In order to continue to advance and develop the Ixtaca project, the Company will have to raise additional capital.  The sources of funds currently available to the Company include equity capital, potential debt capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its currently planned exploration and development programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental

The Company's exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company's exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Possible dilution to present and prospective shareholders

The Company's plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company has traditionally sought joint venture partners to fund in whole or in part exploration projects.  Offering an interest in our projects to partners would dilute the Company's interest in the projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At November 13, 2015, there were 7,080,000 stock options, 6,586,000 warrants and 235,410 finder's warrants outstanding.  Directors and officers hold 5,840,000 of the options and 1,240,000 options are held by employees and consultants of the Company.  Directors and officers hold 443,000 of the warrants.

Trading volume

The relatively low trading volume of the Company's shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At September 30, 2015, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  An impairment of exploration and evaluation assets of $19,111 for the three months ended September 30, 2015 (three months ended September 30, 2014 - $61,981) has been recognized.  An impairment of exploration and evaluation assets of $108,174 for the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $103,097) has been recognized.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company's financial results for the last eight quarters:

Expressed In $CAD	Sep 15 Quarter	June 15 Quarter	Mar 15 Quarter	Dec 14 Quarter	Sep 14 Quarter	Jun 14 Quarter	Mar 14 Quarter	Dec 13 Quarter
			$	$	$	$	$	$
Total revenue	82,381	73,917	24,836	35,007	40,298	119,076	59,610	62,705
Net income (loss )	1,760,048	(668,763)	(2,135,662)	(12,127,299)	(1,115,388)	(633,908)	(1,106,072)	(2,760,252)
Income (loss) per share – basic	0.02	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)
Income (loss) per share – diluted	0.02	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)
Income (loss) on exploration and evaluation assets	-	-	-	-	13,451	41,660	-	(613,064)
Write-down of interests in exploration and evaluation assets	19,111	8,916	80,147	2,467,567	61,981	9,746	31,370	135,648
Share-based payments	289,000	-	442,500	60,000	193,500	27,300	285,000	-
Working capital	4,303,245	15,093,588	11,746,074	9,171,791	11,825,360	9,666,492	11,161,822	12,676,166
Total assets	34,947,418	44,751,481	45,598,116	42,018,646	52,444,106	47,707,942	48,488,138	48,987,933
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended September 30, 2015 compared to the three months ended September 30, 2014

For the three months ended September 30, 2015, the Company recorded a net income of $1,760,048 or $0.02 per share compared to a net loss of $1,115,388 or $0.01 per share for the three months ended September 30, 2014.  The increase of $2,875,436 in net income was primarily the result of the gain recognized in the transfer of spin-out assets to Almadex.

Because the Company is a mineral development company, it has no revenue from mining operations.  The revenue of $82,381 during the quarter ended September 30, 2015 and $40,298 during the quarter ended September 30, 2014 consisted of interest income and administrative service fees charged to Almadex in 2015 and interest income and royalty income in 2014.  The decrease in interest income in the current period is a result of lower cash balances available for investment.

General and administrative expenses were $791,742 in the third quarter of 2015 (third quarter of 2014 - $569,641).  The increase in general and administration expenses of $222,101 is the result of an increase in legal and audit fees paid for the corporate reorganization for the spin out transaction.  Additionally, salaries and travel and promotion increased for the three month period ended September 30, 2015 and were offset by lower depreciation and stock exchange fees.

General exploration expenses of $137,437 were incurred in the third quarter of 2015 compared to $138,023 for the three months ended September 30, 2014.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended September  30, 2015 compared to September 30, 2015 include share-based payments of $289,000 (September 30, 2014 - $193,500), the impairment of marketable securities of $Nil (September 30, 2014 - $162,777) and a loss on fair value of contingent shares receivable of $Nil (September 30, 2014 – loss of $16,500).  Share-based payments are recognized on the grant of stock options.  The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company.  The contingent shares receivable is based on the fair value of Gold Mountain Mining Corporation's and Goldgroup Mining Inc.'s common shares at quarters end.  Marketable securities and contingent shares receivable were transferred to Almadex on July 31, 2015 as detailed in the Plan of Arrangement.

Results of Operations for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

For the nine months ended September 30, 2015, the Company recorded a net loss of $1,044,377 or $0.02 per share compared to a net loss of $2,855,368 or $0.04 loss per share for the nine months ended September 30, 2014.  The decrease of $1,810,991 in net loss was primarily the result of the gain recognized in the transfer of spin–out assets to Almadex.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $181,134 during the nine months ended September 30, 2015 consisted of interest income and administrative services fees charged to Almadex comparable to revenue of $218,984 during the nine months ended September 30, 2014 consisting of interest income and other income from office rental.  The decrease in revenue is due to lower interest income as a result of diminished cash balances to invest.

During the nine months ended September 30, 2015, income on exploration and evaluation assets was $Nil compared to a loss of $55,111 in 2014 from a reversal of an accrual of previous years' recovery of exploration costs.

General and administrative expenses were $2,182,328 in the nine months ended September 30, 2015 (September 30, 2014 - $1,697,158). The increase in general and administrative expenses was primarily the result of additional professional fees incurred from the Almadex spin-out transaction.  Salary expenses were also a contributing factor to the increase in general and administrative expenses due to the new hire of Vice President, Corporate Development.

General exploration expenses of $405,432 were incurred in the nine months ended September 30, 2015 compared to $443,248 for the nine months ended September 30, 2014.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the nine months ended September 30, 2015 compared to September 30, 2014 included the gain of transfer of spin-out assets of $2,887,406 (2014 - $Nil) and impairment of investment in associates of $470,000 ($Nil).  During the nine months ended September 30, 2015, the loss on investment in associate of $95,892 (September 30, 2014 – $101,837) was the recognition of the equity loss in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.  The loss on fair-value of contingent shares receivable of $22,500 during the nine months ended September 30, 2015 (nine months ended September 30, 2014 – gain of $45,000) is based on the fair value of Gold Mountain Mining Corporation's and Goldgroup Mining Inc.'s common shares at periods end.  Impairment of exploration and evaluation assets of $108,174 in the nine months ended September 30, 2015 (September 30, 2014 - $103,097) fluctuate period to period based on management's evaluation of the carrying value of each exploration and evaluation asset interest held at that time.  The impairment of marketable securities of $162,000 (September 30, 2014 - $285,443) relates to significant or prolonged losses of equity securities held by the Company.  Investment in associate, contingent shares receivable and marketable securities were transferred to Almadex on July 31, 2015 as detailed in the Plan of Arrangement.

Liquidity and Capital Resources

At September 30, 2015, the Company had working capital of $4,303,245 including cash and cash equivalents of $4,583,410 compared to working capital of $9,171,791 including cash and cash equivalents of $8,712,598 at December 31, 2014.  The decrease in working capital of $4,868,546 is mainly due to transfer of $3,000,000 cash, marketable securities and inventory to Almadex as part of the spin-out pursuant to the plan of arrangement at July 31, 2015.

The Company has long-term debt related to a deferred income tax liability in the amount of $1,839,482.  The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company's cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  On February 11, 2015, the Company closed a non-brokered private placement for gross proceeds of $5,525,000.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placements during 2014 and 2015.

Three months ended September 30, 2015

Cash used in operations during the three months ended September 30, 2015 was $1,115,774 (September 30, 2014 - $441,001), after adjusting for non-cash activities.

Cash used in investing activities during the third quarter of 2015 was $796,436 (September 30, 2014 - $2,629,442).  Significant items include expenditures on mineral property interests of $794,343 primarily on drilling costs and technical studies on the Tuligtic property (third quarter of 2014 - $2,620,144).

Net cash from financing activities during the three months ended September 30, 2015 was $3,000,000 (September 30, 2014 - $5,759,250).  The Company transferred $3,000,000 cash to Almadex pursuant to the Plan of Arrangement on July 31, 2015.

Nine months ended September 30, 2015

Cash used in operations during the nine month period ended September 30, 2015 was $2,465,570 (nine months ended September 30, 2014 – $2,106,316), after adjusting for non-cash activities.
Cash used in investing activities during the nine month period ended September 30, 2015 was $3,289,194 (nine months ended September 30, 2014 – $5,072,837).  Significant items include expenditures on mineral property interests of $3,286,414 (nine months ended September 30, 2014 - $5,188,826) primarily on drilling, technical studies, infill drilling to support the PFS engineering study and the exploration of targets outside of the Ixtaca zone.

Cash from financing activities during the nine month period ended September 30, 2015 was $2,165,576 (nine months ended September 30, 2014 - $5,880,750).  The Company received $5,165,576 as a result of a non-brokered private placement that closed on February 11, 2015 (nine months ended September 30, 2014 - $5,880,750 inclusive of $121,500 on the exercise of 150,000  stock options) offset against cash used to transferred $3,000,000 cash to Almadex pursuant to the Plan of Arrangement on July 31, 2015.

Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited ("Almadex") became effective as all conditions to the statutory plan of arrangement (the "Plan of Arrangement") were satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden and received one "new" Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$148,360
Marketable securities	520,484
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	39,235
Contingent share receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,178,815
Total assets	5,940,141
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,890,393
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$2,887,406

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to Almaden shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the statement of comprehensive income.

The fair value of the net assets distributed was based on the share price of Almadex on August 14, 2015, its first day of trading, of $0.20 multiplied by the total number of the 43,888,992 shares issued.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2013	64,578,321	$81,151,042
December 31, 2014	68,728,321	$87,083,931
November 13, 2015	73,148,321	$80,426,871

Share issuances during the three months ended September 30, 2015

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.  The fair value of the finder's warrants of $13,341 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 0.56%; Expected life – 1 year; Expected volatility – 40.83%; and Expected dividend yield – 0%.  In connection with the private placement, the company also incurred $146,798 share issue costs.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

The following table summarizes information about warrants outstanding at November 13, 2015:

	Exercise		Dec 31,			Expired /	Nov 13,
Expiry date	price		2014	Issued	Exercised	cancelled	2015
August 1, 2015		$1.80	48,000	-	-	48,000	-
August 1, 2015		$2.00	2,000,000	-	-	2,000,000	-
July 17, 2016	$	* 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	$	* 1.32	186,000	-	-	-	186,000
February 11, 2016	$	* 1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	$	* 1.12	-	49,410	-	-	49,410
Options outstanding and exercisable			6,610,000	2,259,410	-	2,048,000	6,821,410
Weighted average exercise price			$1.65	$1.75	-	$1.79	$1.63

* On August 14, 2015, the Company adjusted the exercised price on outstanding warrants proportionately to reflect the value transferred to Almadex.

The table in Note 12(b) to the condensed consolidated interim financial statements summarizes information about warrants outstanding at September 30, 2015.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 12(c) to the condensed consolidated interim financial statements for the year ended September 30, 2015.  During the three months ended September 30, 2015 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
1,180,000	$0.98	January 6, 2017
1,445,000	$0.74	August 26, 2017

The following table summarizes information about stock options outstanding at November 13, 2015:

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired/ cancelled	Nov 13, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015		$2.34	100,000	-	-	(100,000)	-
November 22, 2015	$	* 2.40	75,000	-	-	-	75,000
May 6, 2016	$	* 1.33	65,000	-	-	-	65,000
June 8, 2016	$	* 2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$	* 1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	$	* 2.57	150,000	-	-	-	150,000
October 10, 2016	$	* 1.23	150,000	-	-	-	150,000
January 6, 2017	$	* 0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	$	* 1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	$	* 1.98	75,000	-	-	-	75,000
August 26, 2017	$	* .0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	$	* 2.31	500,000	-	-	-	500,000
November 22, 2017	$	* 2.22	100,000	-	-	-	100,000
April 4, 2018	$	* 1.74	90,000	-	-	-	90,000
June 18, 2018	$	* 1.46	250,000	-	-	-	250,000
January 2, 2019	$	* 1.04	375,000	-	-	-	375,000
July 2, 2019	$	* 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	2,625,000	-	(1,830,000)	7,080,000
Weighted average
exercise price			$2.29	$0.85	-	$1.44	$1.76

* On August 14, 2015, the Company adjusted the exercised price on outstanding stock options proportionately to reflect the value transferred to Almadex.

As of date of this MD&A, there were 73,148,321 common shares issued and outstanding and 87,049,731 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company's exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for office premises through January 31, 2016.  On May 12, 2015, the Company entered into a sublease agreement for office premises effective February 1, 2016 through August 30, 2017.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2015, the remaining payments for the executive contract and the operating lease are due as follows:
	2015	2016	2017	2018	2019	Total

Office lease	$37,200	$12,400	$-	$-	$-	$49,600
Office lease (new)	-	115,400	83,900	-	-	199,300
Executive contracts	126,250	505,000	505,000	505,000	-	1,641,250
	$163,450	$632,800	$588,900	$505,000	$-	$1,890,150

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President of Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014

Salaries, fees and benefits	$216,205	(i)	$176,875	(i)	$648,615	(i)	$521,875	(i)
Share-based compensation	142,000	(ii)	124,500	(iii)	402,625	(ii)	409,500	(iii)
Directors' fees	-		-		48,000		48,000
	$358,205		$301,375		$1,099,240		$979,375

(i)	During the three and nine months ended September 30, 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, invoiced $60,000 and $180,000, respectively (three and nine months ended September 30, 2014 - $60,000 and $180,000, respectively) for geological services provided to the Company and recorded in general exploration expenses. The Company owes $36,000 and $81,000 respectively during the three and nine months ended September 30, 2015 to Hawk Mountain (three and nine months ended September 30, 2014 $Nil).

(ii)	Comprised of 695,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date. The value of 710,000 option-based awards is based on the awards ($0.20) calculated using the Black-Scholes model at the August 26, 2015 grant date.

(iii)	Comprised of 375,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date. The value of 150,000 option-based awards is based on the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date.

(b)  Other related party transactions

i)  ATW Resources Ltd. ("ATW")

Almaden previously owned a 50% interest in this company which holds title in trust for a mineral property.  The asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

ii)  Other

a)	During the three and nine months ended September 30, 2015, the Company employed a person related to the Chairman and President & CEO for a salary of $8,645 and $29,775 respectively less statutory deductions (three and nine months ended September 30, 2014 - $8,450 and $25,350, respectively) for marketing and administrative services provided to the Company.

b)	During the three and nine months ended September 30, 2015, the Company paid a company controlled by a Director of the Company $200 and $1,200 respectively (three and nine months ended September 30, 2014 - $Nil and $Nil, respectively) for accounting services provided to the Company.

c)	During the three and nine months ended September 30, 2015, the Company received $68,085 and $68,085 respectively in administrative service fees (three and nine months ended September 30, 2014 - $Nil and $Nil respectively) from Almadex.

Financial Instruments

The fair values of the Company's cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$561,935	$108,862
Accounts receivable and prepaid expenses	-	38,903
Total assets	$561,935	$147,765

Trade and other payables	$99,143	$-
Total liabilities	$99,143	$-

Net assets (liabilities)	$462,792	$147,165

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $46,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net income by $15,000.

(b)	Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company's excise tax consists primarily of goods and services tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2015 the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company's net income by $94,000.

(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company's gold inventory by $23,250.  The asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015.

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-			$-

This asset was transferred to Almadex as detailed in the Plan Arrangement on July 31, 2015.

Management of Capital

The Company manages its common shares, stock options and warrants as capital.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option"). Almaden has also agreed to issue 407,997 of its common shares upon receipt of regulatory approval to the share issuance.  In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement:	US$250,000 (Paid October 21, 2015)
On or before December 31, 2015:	US$250,000
On or before March 31, 2016:	US$250,000
On or before June 15, 2017:	US$2,000,000
On or before June 15, 2018:	US$3,750,000

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain (Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 31, 2015 Note 8) which results in the use of the equity accounting method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	The recoverability of accounts receivable which is included in the condensed consolidated interim statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o	The carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

o	The estimated value of the exploration and development costs which is recorded in the condensed consolidated interim statements of financial position;

o	The inputs used in accounting for share option expense in the condensed consolidated interim statements of comprehensive loss;

o	The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

o	The inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statements of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).
o
Application of new and revised accounting standards effective January 1, 2015

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the condensed consolidated interim financial statements upon adoption:

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

Effective for annual periods beginning on or after January 1, 2018:

(a)	New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(b)	New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2015, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of September 30, 2015, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and
c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company's internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended September 30, 2015 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D.
Jack McCleary, P.Geol
Gerald Carlson, Ph.D., P.Eng
Joseph Montgomery, Ph.D., P.Eng
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D., P.Eng
Joseph Montgomery, Ph.D., P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D., P.Eng
Joseph Montgomery, Ph.D., P.Eng
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D., P.Eng
Joseph Montgomery, Ph.D., P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, Ph.D., P.Eng – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development